Exhibit D.9: Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts”, and to the incorporation by reference in the following Registration Statements:

(1)	Form F-3 no. 333-202584;

(2)	Form F-10 no. 333-201259;

(3)	Form S-8 nos. 333-09874 and 333-130283 pertaining to the Employees’ Savings Plan of Canadian Imperial Bank of Commerce (“CIBC”) and the use herein of our reports dated December 2, 2015, with respect to the consolidated balance sheets as at October 31, 2015 and October 31, 2014 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2015 and with respect to the report on internal controls under standards of the Public Company Accounting Oversight Board (United States) as of October 31, 2015, included in this Annual Report (Form 40-F).

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
December 2, 2015